

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2020

Marcelo Feriozzi Bacci
Chief Financial Officer and Investor Relations Officer
Suzano S.A.
Av. Professor Magalhaes Neto, 1,752
10th Floor, Rooms 1010 and 1011
Salvador, Brazil 41810-012

> **Re: Suzano S.A.**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed March 31, 2020**
> **File No. 001-38755**

Dear Mr. Bacci:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Item 3. Key Information
A. Selected Financial Data
Special Note Regarding Non-IFRS Financial Measures, page 7

1. In regard to your presentations and reconciliations related to adjusted EBITDA, please address the following:
   - Reconcile the amount of the adjustment related to "amortization of the fair value adjustment on business combination with Fibria" on page 9 with amounts presented on page 60; and
   - Explain how and why you determined many of the adjustments, specifically those related to contracts, projects, accruals and provisions, are not normal recurring expenses related to your operations that should not be eliminated from a non-IFRS performance measure.

Item 18. Financial Statements
Note 29 - Segment Information
29.2 Information on Operating Segments, page F-98

2.   Please disclose segment assets, segment liabilities and reconciliations to the consolidated balance sheets to the extent required by paragraphs 21 and 23 of IFRS 8. In addition, please provide geographic information related to non-current assets, and separately present revenues and assets related to each individual foreign country that is material as required by paragraph 33 of IFRS 8.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing